ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

6 April 2006

Notification of Transactions by Directors/Persons Discharging Managerial
Responsibilities

Reed Elsevier received notifications today from the Trustees of the Reed Elsevier Employee Benefit Trust of the following transactions in the ordinary shares of Reed Elsevier PLC and Reed Elsevier NV involving the directors noted below, which took place on 4 April and 5 April 2006.

(a)	Sir Crispin Davis purchased 24,661 Reed Elsevier PLC ordinary shares and 16,375 Reed Elsevier NV ordinary shares under the Reed Elsevier Group plc Bonus Investment Plan (the “Plan”). As a result of these purchases, the interest of Sir Crispin Davis has increased to 567,174 Reed Elsevier PLC and 324,344 Reed Elsevier NV ordinary shares.

Following the above purchase, Sir Crispin Davis was granted a matching award of nil cost restricted shares under the terms of the Plan over 42,092 Reed Elsevier PLC ordinary shares and 27,810 Reed Elsevier NV ordinary shares.

(b)	Mr M H Armour purchased 12,686 Reed Elsevier PLC ordinary shares and 8,423 Reed Elsevier NV ordinary shares under the Plan.

Following the above purchase, Mr Armour was granted a matching award of nil cost restricted  shares under the terms of the Plan over 21,653 Reed Elsevier PLC and 14,306 Reed Elsevier NV ordinary shares.

Separately, Mr Armour sold 11,327 Reed Elsevier PLC ordinary shares and 8,030 Reed Elsevier NV ordinary shares at prices of 548p and €11.74 share.

Following the above transactions, the interests of Mr Armour has increased to 112,007 Reed Elsevier PLC and 47,150 Reed Elsevier NV ordinary shares.

(c)	Mr G J A van de Aast purchased 10,917 Reed Elsevier PLC ordinary shares and 7,248 Reed Elsevier NV ordinary shares under the Plan. As a result of these purchases, the interest of Mr van de Aast has increased to 36,169 Reed Elsevier PLC and 57,940 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr van de Aast was granted a matching award of nil cost restricted shares under the terms of the Plan over 18,633 Reed Elsevier PLC ordinary shares and 12,311 Reed Elsevier NV ordinary shares.

(d)	Mr E Engstrom purchased 7,509 Reed Elsevier PLC American Depositary Shares (“ADRs”) (representing 30,036 Reed Elsevier PLC ordinary shares) under the Plan. As a result of this purchase, the interest of Mr Engstrom has increased to 49,289 Reed Elsevier PLC ordinary shares and 26,678 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Engstrom was granted a matching award of nil cost restricted  shares under the terms of the Plan over 11,020 Reed Elsevier PLC ADRs (representing 44,080 Reed Elsevier PLC ordinary shares).

(e)	Mr A Prozes purchased 4,763 Reed Elsevier PLC ADRs (representing 19,052 Reed Elsevier PLC ordinary shares) and 6,362 Reed Elsevier NV ADRs (representing 12,724 Reed Elsevier NV ordinary shares) under the Plan. As a result of these purchases, the interests of Mr Prozes has increased to 123,740 Reed Elsevier PLC and 95,954 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Prozes was granted a matching award of nil cost restricted  shares under the terms of the Plan over 6,600 Reed Elsevier PLC ADRs (representing 26,400 Reed Elsevier PLC ordinary shares) and 8,818 Reed Elsevier NV ADRs (representing 17,636 Reed Elsevier NV ordinary shares).

(f)	Mr P Tierney purchased 1,193 Reed Elsevier PLC ADRs (representing 4,772 Reed Elsevier PLC ordinary shares) and 1,594 Reed Elsevier NV ADRs (representing 3,188 Reed Elsevier NV ordinary shares) under the Plan. As a result of these purchases, the interest of Mr Tierney has increased to 47,212 Reed Elsevier PLC and 32,090 Reed Elsevier NV ordinary shares.

Following the above purchase, Mr Tierney was granted a matching award of nil cost restricted  shares under the terms of the Plan over 2,031 Reed Elsevier PLC ADRs (representing 8,124 Reed Elsevier PLC ordinary shares) and 2,713 Reed Elsevier NV ADRs (representing 5,426 Reed Elsevier NV ordinary shares).

The ordinary shares and ADRs purchased by the directors were at the following prices:

Reed Elsevier PLC ordinary shares Reed Elsevier NV ordinary shares Reed Elsevier PLC ADRs Reed Elsevier NV ADRs	548.4037p per share €11.7412 per share $38.40279 per ADR $28.7463 per ADR

The Reed Elsevier Group plc Bonus Investment Plan permits directors and other senior executives to invest up to one half of their annual bonus in shares in the company, and receive an equivalent award of nil cost restricted shares from Reed Elsevier Group plc. The matching awards under the Plan vest after three years, subject to the participant retaining the shares which they have purchased under the Plan for a period of three years, and also subject to remaining in Reed Elsevier’s employment during this period. In addition, in order for the matching award to vest, growth in the average of the Reed Elsevier PLC and Reed Elsevier NV adjusted EPS at constant currencies must exceed 6% per annum compound during the three years 2006-2008.